The Cookie Department, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Discounts given	-20.28
Rebate Allowance	-1,806.24
Sales Discounts	-12,407.41
Total Discounts given	**-14,233.93**
Hubba Income	481.66
KETO Sales	78,416.16
QuickBooks Payments Sales	157.00
Sales	154,983.70
Event Income	392.21
Farmers Market Sales	245.54
Online Sales	18,661.14
Third Party Income	-475.00
Total Sales	**173,807.59**
Shipping and Delivery Income	3,700.14
Total Income	**$242,328.62**
Cost of Goods Sold	
Cookie Production	22,681.26
COG Awaken Baked	11,909.70
COG Cake Walk	28,521.16
COG Chocolate Chip Nookie	17,276.12
COG Great Full	3,760.80
COG Mint Condition	18,232.72
COG Snap Back	10,815.25
COG Tough Cookie	11,156.28
Total Cookie Production	**124,353.29**
Cost of Goods Sold	0.00
Storage & Fulfillment	14,304.60
Freight Costs	3,679.79
Shipping & Delivery	33,561.28
Storage	20.00
Total Storage & Fulfillment	**51,565.67**
Total Cost of Goods Sold	**$175,918.96**
GROSS PROFIT	**$66,409.66**
Expenses	
Depreciation Expense	2,194.88

The Cookie Department, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Operating Expenses	
Auto and Truck Expenses	
Auto Reimbursement & Lease	4,030.00
Gas	158.24
Total Auto and Truck Expenses	**4,188.24**
Bank Service Charges	206.88
Business Licenses and Permits	300.00
Business Use of Home	6,500.00
Computer and Internet Expenses	447.19
Fundbox Fees	93.21
General & Administrative	
Discount Terms	994.03
Total General & Administrative	**994.03**
Insurance Expense	8,631.68
Marketing	9,284.31
Advertising & Promotion	2,873.48
Creative Services	6,590.00
Demos	
Materials	399.00
Total Demos	**399.00**
Digital Marketing	1,145.00
Event Planning	275.00
Grocery Promotional Discounts	83.98
Sales Support	1,349.00
Trade Shows	1,679.10
Total Marketing	**23,678.87**
Meals and Entertainment	1,040.06
Office & Computer Supplies	839.44
Parking & Tolls	48.30
Payroll Expenses	
Co. P/R Taxes	2,471.28
Officer Salaries	3,942.80
Total Payroll Expenses	**6,414.08**
Postage	2,080.38
Professional Fees	5,070.00
Accounting Fees	3,240.00
Legal Fees	2,400.00
Total Professional Fees	**10,710.00**
QuickBooks Payments Fees	2,068.63
Research & Development	3,535.19

The Cookie Department, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Sales Expense	13,698.36
Bill Back	31.40
Commission	2,851.06
Merchant Account Fees	4,934.85
Total Sales Expense	**21,515.67**
Sample Shipping	368.00
Software	1,045.33
Telephone	2,736.14
Tools and Utensils	14.60
Travel Expense	
Lodging	248.25
Transportation Expense	1,550.42
Total Travel Expense	**1,798.67**
Utilities	765.78
Total Operating Expenses	**100,020.37**
Taxes Paid	-26.11
FTB	744.21
Total Taxes Paid	**718.10**
Total Expenses	**$102,933.35**
NET OPERATING INCOME	$ -36,523.69
Other Income	
Interest Income	0.09
Total Other Income	**$0.09**
Other Expenses	
Interest Expense	24,190.63
Total Other Expenses	**$24,190.63**
NET OTHER INCOME	$ -24,190.54
NET INCOME	$ -60,714.23